UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.____)*

                              Datron Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    238173108
                                 (CUSIP Number)

                                Vicki Z. Holleman
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
   (Name, address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 28, 2001
                 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D
CUSIP NO. 238173108

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               10,260 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY              8,600 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            10,260 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                      8,600 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           18,860 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.69%

14 TYPE OF REPORTING PERSON*
         PN, BD, IA




                                  SCHEDULE 13D
CUSIP NO. 238173108

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               146,240 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            146,240 Shares of Common stock
PERSON WITH       10 SHARED DISPOSITIVE POWER
                            -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            146,240 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.32%

14 TYPE OF REPORTING PERSON*
         PN, BD


Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Datron Systems, Inc., 3030 Enterprise Court, Vista, CA., 92083-8347.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Arthur E. Lee, who is also an Executive Vice President of Loeb Partners Corporation. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, Gideon J. King, Senior Vice President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is a Senior Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Edward E. Matthews, Norman N. Mintz and Peter A. Tcherepnine are also directors. Mr. Matthews' address is 70 Pine Street, New York, New York 10270. The business address of the other individuals is 61 Broadway, New York, New York, 10006. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF and LPC in margin accounts maintained with Bear Stearns Securities Corp.
Item 4.   Purpose of Transaction.
------    ----------------------

LAF and LPC have acquired shares of Common Stock for investment purposes. LAF and LPC reserve the right to sell shares of Common Stock or to acquire additional shares in open market transactions or otherwise. Representatives from LAF and LPC have held discussions with members of management of both Datron Systems, Inc. and L-3 Communications concerning the business of Datron and the offer of Titan Corporation to acquire Datron. No non-public information was disclosed during these discussions. Based on such discussions and on an analysis of publicly disclosed information, LAF and LPC are not convinced that Titan Corporation's offer for Datron Systems, Inc. is the best available option for maximizing the value of Datron's equity. LAF and LPC, then, are presently undecided as to whether they will participate in the current Titan Corporation exchange offer.
Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

                  (a) The persons reporting hereby owned the following shares of Stock as of June 29, 2001.

                                 Shares of Common Stock

Loeb Arbitrage Fund                     146,240
Loeb Partners Corporation*               18,860
                                    -----------
                                        165,100

The total shares of Common Stock constitute 6.01% the 2,748,957 outstanding shares of Common Stock as reported by the issuer.
-------------------------
* Including 8,600 shares of Common Stock purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

(b)  See paragraph (a) above.

(c) The following purchases of Common Stock have been made in the last sixty
(60) days by the following:

                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          06-14-01        150             $14.22
                              06-18-01        220              14.27
                              06-18-01        640              14.28
                              06-19-01        150              14.27
                              06-19-01        225              14.27
                              06-20-01       1100              13.97
                              06-21-01        450              14.12
                              06-22-01         95              14.02
                              06-22-01        100              14.02
                              06-25-01       6600              15.01
                              06-26-01       3300              15.01
                              06-27-01       2200              15.38
                              06-28-01       1020              15.41
                              06-28-01       1020              15.38
                              06-29-01        950              15.05

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           06-14-01       1550            $14.215
                              06-18-01      10200             14.272
                              06-18-01        900             14.265
                              06-18-01       3600             14.265
                              06-19-01       1775             14.265
                              06-19-01        850             14.265
                              06-20-01       7900             13.965
                              06-21-01       3550             14.115
                              06-22-01       1075             14.015
                              06-22-01        530             14.015
                              06-25-01      50400             15.010
                              06-26-01      24700             15.006
                              06-27-01      17200             15.381
                              06-28-01      13200             15.415
                              06-28-01       1760             15.365
                              06-29-01       7050             15.053

--------------------
*Including 8,600 shares of Common Stock purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NASDAQ.

(d)      Not applicable.

(e).     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.



Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2001                   Loeb Partners Corporation



                        By: /s/ Arthur E. Lee
                                Executive Vice President


 July 12, 2001                  Loeb Arbitrage Fund
                            By: Loeb Arbitrage Management, Inc.


                            By: /s/ Arthur E. Lee, President